LEAD INVESTOR



Meir Shargal

Brane is an innovative FinTech startup that is changing the way oil and gas mineral rights purchasing decisions are made through Artificial Intelligence (AI). AI enable Brane to process decades of past data discovering inefficiencies and opportunities. They make those opportunities visible to investment funds so they can make their oil and gas investments. Brane approach is to provide opportunity for anyone with as little as $100 to participate and create wealth.

Invested $1,000 this round & $50,000 previously